Exhibit 99.1

Press release

ING Corporate Communications
Amsterdam, 3 November 2022

ING posts 3Q2022 net result of €979 million and announces additional distribution to shareholders

3Q2022 profit before tax of €1,380 million; CET1 ratio remains strong at 14.7%

- Net customer deposits growth of €10.5 billion and net core lending growth of €4.7 billion
- In net interest income, higher liability margins helped to offset the impact of the Polish mortgage moratorium
- Risk costs normalised reflecting the macroeconomic environment
- Additional distribution to shareholders of €1.5 billion

CEO statement

"I'm pleased with our solid performance, especially in light of the challenging economic and geopolitical environment," said Steven van Rijswijk, CEO of ING. "Our strategy and our strong, diversified balance sheet are paying off. Total income this quarter was €4,412 million. Without two exceptional items it would have been €5,043 million, as we benefitted from higher interest rates, supporting our revenues in both Retail and Wholesale Banking. Fee income was resilient, as higher fees from daily banking were offset by lower fees from investment products, due to a decline in stock markets and subdued trading activity. The two exceptional items were €343 million from new regulation in Poland for mortgages as previously announced, and a hedge accounting impact of €288 million, of which the mirroring positive impact will be recognised over the coming years.

"The exceptionally high inflation and high energy prices are affecting consumers and companies alike. Our own expenses were also impacted by increasing inflationary pressure and adverse currency developments this quarter, however controllable expenses were well contained. With our scalable Tech and Operations foundation, we're able to grow our business at marginal cost. One of the three main elements of this foundation, our ING Private Cloud (IPC), reached an important milestone this quarter: more than 50% of the workload is now on IPC, up from 34% in 2021, meaning we're well on our way to reach our 70% target by 2025.

"Risk costs remained in line with our through-the-cycle average and include overlays based on the macroeconomic outlook. We're confident of the quality of our loan portfolio, the strength of our diversified risk profile and our provisioning levels. Combined with our strong capital position this allows us to announce today an additional distribution to our shareholders of €1.5 billion, which is fully in line with our capital ambitions as presented at our recent Investor Update.

"We're committed to executing our strategy: to provide a superior customer experience and put sustainability at the heart of what we do. The continued growth in primary customers and the positive Net Promoter Score development are evidence that our customers value our services. In NPS, we are now number one in seven of our ten retail markets, up from five in the previous quarter.

"When it comes to sustainability, we aim to be a banking leader. Our 2022 Climate Report shows the progress we're making in climate action, including our Terra approach. I'm pleased that we've set intermediate targets for 2030 for all nine Terra sectors (the most carbon-intensive ones). This is helping us to steer our loan portfolio towards net zero by 2050.

"We're on track to reach our financial targets as communicated in June. I'm confident we're well positioned to face the challenges and capture the opportunities ahead of us, as we continue to create value for all stakeholders, support our customers and facilitate the transition to a low-carbon economy."

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
3 November 2022 at 9:00 am CET
+31 20 709 5189 (NL), PIN code: 51873296#
+44 333 300 0804 (UK), PIN code: 51873296#
(Registration required via invitation)
Live audio webcast at www.ing.com

Media call
3 November 2022 at 11:00 am CET
+31 20 709 5189 (NL), PIN code: 46505173#
+44 333 300 0804 (UK), PIN code: 46505173#
Live audio webcast at www.ing.com

Business Highlights

Primary customers **14.4 mln** +139,000 since 2Q2022	**Net result** **€979 mln** -28% vs 3Q2021	**CET1 ratio** **14.7%** unchanged vs 2Q2022
Mobile-only customers **57%** in % of total active customers vs 53% at 2Q2022	**Fee income** **€876 mln** -1% vs 3Q2021	**Return on equity (4-qtr rolling avg)** **6.8%** -2.0%-point vs 3Q2021

Customer experience

NPS score:

Ranked #1 in 7 of 10 Retail markets

Primary customers:

Growth of 139,000

Giving our customers a superior experience is one of our strategic priorities. We want to stand out with an experience that is relevant, easy, personal and instant.

That's why we're continuously improving payment experiences. In the Netherlands, department store HEMA will be the first retail chain to test an app, developed by ING and CCV, a specialist in payment solutions, that turns mobile phones into payment terminals for contactless payments. Another example is a peer-to-peer payment application that allows users to pay simply by holding their phones next to each other. It was developed by ING in the Netherlands in collaboration with Samsung and NXP. In Spain we launched a new daily banking account, co-created with customers, that offers an instant online onboarding process and personal services, such as online purchase protection.

In the third quarter we grew our primary customer base by 139,000. Together with the positive development of our NPS scores, including a number 1 score in the Netherlands, this is evidence that customers value our services and the digital experience that we offer.

Sustainability

Volume mobilised

€64.5 bln in 9M22

vs €57.3 bln in 9M21

Sustainability deals supported by ING:

306 in 9M22

vs 284 in 9M21

Sustainability is at the heart of what we do. We're determined to be a banking leader in building a sustainable future for our company, our customers, society and the environment.

After we co-advised our client Global-Connect, one of the leading digital infrastructure and data communication providers in northern Europe, on the structuring of a sustainability-linked loan last year, GlobalConnect updated its sustainability strategy in line with our recommendations. In the third quarter they mandated ING as sole sustainability structurer for both their €2.7 billion existing and €1 billion incremental financing. Both transactions contribute to our year-to-date sustainable finance mobilised, on our way to mobilise €125 billion annually by 2025. In the first nine months of 2022 we mobilised €64.5 billion, up 13% compared with the same period of 2021.

Steel is a carbon-intensive sector, accounting for roughly 7% of global emissions. The decarbonisation of this sector is urgent. Over the past year, ING has led a working group to design a climate-aligned finance agreement for steel. Together with five other banks, we signed the Sustainable STEEL Principles, which will help banks measure and report the emissions associated with their steel loan portfolios compared to net-zero pathways.

A practical example of how we're helping to decarbonise the steel sector is our leading role in structuring and financing a complex €3.5 billion multi-tranche ECA covered project for H2Green Steel (H2GS). H2GS is planning to build one of the world's first large-scale green steel plants. By using hydrogen created by green electricity, H2GS is planning to eliminate 95% of CO_2 emissions from the steelmaking process.

In Retail Banking we're offering eco-mortgages to stimulate more energy-efficient homes. After earlier introductions in the Netherlands and Poland, we've now also started offering them in Germany and Italy. It's our aim to have sustainable alternatives for our main retail products in all markets by 2025.

In addition, we've launched a carbon footprint calculator in the app in the Netherlands. This calculator can help create awareness on carbon literacy and is already live for 500,000 customers.

ING Press Release 3Q2022

2

Consolidated Results

Consolidated results	3Q2022	3Q2021	Change	2Q2022	Change	9M2022	9M2021	Change
Profit or loss (in € million)								
Net interest income	3,332	3,388	-1.7%	3,465	-3.8%	10,212	10,241	-0.3%
Net fee and commission income	876	882	-0.7%	888	-1.4%	2,698	2,592	4.1%
Investment income	111	74	50.0%	31	258.1%	171	123	39.0%
Other income	93	304	-69.4%	297	-68.7%	612	911	-32.8%
Total income	**4,412**	**4,648**	**-5.1%**	**4,682**	**-5.8%**	**13,694**	**13,866**	**-1.2%**
Expenses excl. regulatory costs	2,533	2,565	-1.2%	2,524	0.4%	7,353	7,365	-0.2%
Regulatory costs[1]	96	121	-20.7%	214	-55.1%	958	880	8.9%
Operating expenses	**2,629**	**2,685**	**-2.1%**	**2,738**	**-4.0%**	**8,311**	**8,245**	**0.8%**
Gross result	**1,783**	**1,962**	**-9.1%**	**1,944**	**-8.3%**	**5,382**	**5,621**	**-4.3%**
Addition to loan loss provisions[2]	403	39	933.3%	202	99.5%	1,592	170	836.5%
Result before tax	**1,380**	**1,924**	**-28.3%**	**1,743**	**-20.8%**	**3,791**	**5,452**	**-30.5%**
Taxation	427	521	-18.0%	530	-19.4%	1,151	1,526	-24.6%
Non-controlling interests	-26	35	-174.3%	34	-176.5%	54	94	-42.6%
Net result	**979**	**1,367**	**-28.4%**	**1,178**	**-16.9%**	**2,586**	**3,832**	**-32.5%**
Profitability and efficiency								
Interest margin	1.28%	1.38%		1.36%		1.34%	1.40%	
Cost/income ratio	59.6%	57.8%		58.5%		60.7%	59.5%	
Risk costs in bps of average customer lending	25	3		13		33	4	
Return on equity based on IFRS-EU equity[3]	7.7%	10.4%		9.2%		6.7%	9.8%	
ING Group common equity Tier 1 ratio	14.7%	15.8%		14.7%		14.7%	15.8%	
Risk-weighted assets (end of period, in € billion)	338.6	310.5	9.0%	335.9	0.7%	338.6	310.5	9.0%
Customer balances (in € billion)								
Customer lending	649.7	619.2	4.9%	642.9	1.1%	649.7	619.2	4.9%
Customer deposits	664.3	620.1	7.1%	642.1	3.5%	664.3	620.1	7.1%
Net core lending growth (in € billion)[4]	4.7	3.1		10.1		15.1	17.2	
Net core deposits growth (in € billion)[4]	10.5	-0.6		8.1		17.9	12.4	

1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
3) Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Total income

Total income in 3Q2022 was €4,412 million. Without two exceptional items this quarter, it would have been €5,043 million, supported by higher net interest income on liabilities and including positive currency impacts. The first exceptional item was €-343 million in net interest income for the expected impact from new moratorium regulation imposed by the Polish government, which offers customers the right to suspend up to eight instalment payments on their mortgage loans. Second, other income included an impact of €-288 million to unwind a macro fair value hedge of deposits, which leads to a timing difference with expected fair value movements on the hedging instruments. The mirroring positive impact of €288 million will be recognised over the coming years.

Net interest income, when excluding the impact of the Polish moratorium, increased mainly as a result of strongly improved liability margins. Year-on-year, net interest income was also supported by higher interest results from FX ratio hedging, reflecting higher interest rate differentials, mainly on the US dollar and Polish zloty. Net interest income from mortgages declined, albeit at a slower pace than in the previous two quarters, reflecting higher funding costs and a lower level of income from prepayment penalties. Interest income from other lending decreased, as higher average volumes could not fully compensate for lower margins.

Net interest income included a €71 million benefit from the TLTRO III programme compared with an €84 million benefit in 3Q2021 and €76 million in 2Q2022.

The net interest margin was 1.28% in 3Q2022. Excluding the impact of the Polish moratorium, this would have been 1.42%, up from 1.36% in the previous quarter, reflecting higher interest income on liabilities. In line with 2Q2022, the TLTRO III benefit contributed three basis points to the net interest margin.

Net interest income (in € million) and net interest margin (in %)


4,000
3,000
2,000
1,000
0
-1,000
1.5
1.4
1.3
1.2
1.1
1.0
1.38%
1.38%
1.37%
1.37%
1.37%
1.37%
1.36%
1.36%
1.42%
1.28%
3,388
3,374
3,415
3,465
3,675
-343
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
Net interest income excl. Polish moratorium
Net interest income Polish moratorium
Net interest margin
Net interest margin excl. Polish moratorium

Net core lending growth - which excludes FX impacts and movements in Treasury lending as well as in the run-off

ING Press Release 3Q2022 3

Consolidated Results portfolios - was €4.7 billion in 3Q2022. Net core lending growth in Retail Banking was €0.9 billion and consisted of €1.9 billion of growth in residential mortgages (primarily in Germany and the Netherlands) and € - 1.0 billion in other retail lending. In Wholesale Banking, net core lending growth was €3.8 billion, re fl ecting a strong increase in Lending. Net core deposits growth – which excludes FX impacts and movements in Treasury deposits as well as in the run - o ﬀ portfolios – was €10.5 billion in 3Q2022. The growth in Retail Banking amounted to €6.8 billion and was mainly attributable to Germany, Australia and Poland. Wholesale Banking recorded a net in fl ow of €3.6 billion, mainly re fl ecting higher balances at Bank Mendes Gans and in Financial Markets. Net fee and commission income amounted to €876 million. The growth in daily banking fees due to higher fees for payment packages and new service fees was o ﬀ set by lower fees on investment products, re fl ecting low stock markets and subdued trading activity. Fee income for Wholesale Banking was fl at year - on - year; however, it rose quarter - on - quarter, driven by business growth in Lending. Investment income in 3Q2022 included a €111 million annual dividend from our stake in the Bank of Beijing. The third quarter of 2021 had included a €97 million annual dividend from Bank of Beijing as well as € - 34 million related to the transfer of ING’s retail banking operations in Austria to bank99. Other income was €93 million in 3Q2022 and included the hedge accounting impact of € - 288 million, €100 million income from the transfer of our investment business in France to Boursorama, a € - 43 million IAS 29 impact to re fl ect hyperin fl ation in Turkey (versus € - 247 million in 2Q2022) and a €15 million impairment on ING’s equity stake in TTB. Excluding the aforementioned items, other income was almost fl at on 3Q2021, but it declined on 2Q2022 as the previous quarter was supported by strong trading results and positive marked - to - market adjustments in Financial Markets. Operating expenses Total operating expenses were € 2 , 629 million, including € 96 million of regulatory costs and € 85 million of incidental cost items . Expenses excluding regulatory costs and incidental items were €2,448 million and rose 5.0% year - on - year. Approximately half of the increase was attributable to higher sta ﬀ costs, due to CLA increases and indexation as well as limited FTE growth. The remaining increase was primarily caused by a weakening of the euro and higher litigation costs this quarter. Compared with 2Q2022, the cost growth was 3.5%, primarily attributable to higher sta ﬀ and marketing costs. 1,500 2,000 2,500 3,000 Operating expenses (in € million) 2,296 649 159 214 2,365 2,448 96 2,331 121 233 2,396 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 Expenses excl. regulatory costs and incidental items Regulatory costs Incidental items 385 166 85 Operating expenses in 3Q2022 included €85 million of incidental items, of which €75 million was for adding the interest - on - interest e ﬀ ect to the compensation for customers on certain Dutch consumer credit products, as previously announced. The remaining €10 million re fl ects the hyperin fl ation impact (IAS 29) on expenses in Turkey. By comparison, 3Q2021 had included €233 million of incidental cost items, including a €180 million provision for the aforementioned compensation to customers on certain Dutch consumer credit products. In 2Q2022, incidental item costs amounted to €159 million, mainly re fl ecting restructuring costs. Regulatory costs decreased by €25 million year - on - year, mainly because of a lower contribution to the deposit guarantee scheme in Germany. Compared with 2Q2022, which included a €92 million contribution to the Institutional Protection Scheme in Poland, regulatory costs were €118 million lower. Addition to loan loss provisions Net additions to loan loss provisions amounted to €403 million in 3Q2022, equivalent to 25 basis points of average customer lending. This was mainly driven by €244 million of Stage 3 individual risk costs, including the review of existing Stage 3 fi les considering the more negative macroeconomic outlook. The update of the macroeconomic indicators resulted in a net addition of €116 million to the collective provisions. Furthermore, the overlay for risks from secondary impacts of the deteriorated macroeconomic outlook (such as an increase in energy prices, higher interest rates and in fl ation) was increased by €89 million, primarily in Retail Banking. The aforementioned increases were partly o ﬀ set, mainly by a €77 million release of Stage 2 provisions for the Russian portfolio, re fl ecting a further decrease in our Russia - related exposure. - 500 0 500 1,000 Addition to loan loss provisions (in € million) 403 39 987 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 Stage 3 2%#  9 A ',!*3"',% - oR * ,!#R1&##2 '1) ! - 121 ', .1 - $ 4#0%# !312 - +#0 *#,"',% I ,,3 *'1#"K 346 62 3 22 25 202 13 - 50 0 50 100 ING Press Release 3Q2022 4

Consolidated Results

Net result

The net result in 3Q2022 was €979 million, including the impact from the Polish moratorium and hedge accounting as well as higher risk costs. The effective quarterly tax rate was 30.9% compared with 27.1% in 3Q2021 and 30.4% in 2Q2022, mainly caused by the hyperinflation impact in Turkey, which is not deductible for corporate income tax purposes.

Return on equity ING Group (in %)



15
10
5
0
8.8
9.2
8.0
7.5
6.8
10.4
7.2
3.3
9.2
7.7
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

In 3Q2022, ING's return on average IFRS-EU equity was 7.7%. On a four-quarter rolling average basis, the return on ING's average IFRS-EU equity declined to 6.8% from 7.5% in the previous period. This was due to a lower four-quarter rolling net result. ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €848 million as per the end of 3Q2022. This figure reflects 50% of the resilient net profit in the first nine months of 2022, which has been reserved for distribution in line with our policy, minus the 2022 interim dividend paid in August.

Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. In line with this definition, and consistent with the prior quarter, the impact of hyperinflation accounting has been excluded. Therefore, resilient net profit is €53 million higher than net profit.

ING Press Release 3Q2022 5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Sep. 22	30 Jun. 22	31 Dec. 21		30 Sep. 22	30 Jun. 22	31 Dec. 21
Assets				**Liabilities**			
Cash and balances with central banks	135,089	126,030	106,520	Deposits from banks	91,778	90,513	85,092
Loans and advances to banks	26,244	22,966	23,592	Customer deposits	664,344	642,076	617,296
Financial assets at fair value through profit or loss	156,714	138,628	101,956	- savings accounts	311,854	306,629	314,893
- trading assets	71,397	60,733	51,381	- credit balances on customer accounts	290,353	290,285	279,805
- non-trading derivatives	3,313	2,693	1,536	- corporate deposits	61,359	43,665	22,174
- designated as at fair value through profit or loss	6,831	6,565	6,355	- other	778	1,497	424
- mandatorily at fair value through profit or loss	75,173	68,636	42,684	Financial liabilities at fair value through profit or loss	126,180	107,982	71,041
Financial assets at fair value through OCI	31,147	30,745	30,635	- trading liabilities	55,221	45,261	27,113
- equity securities fair value through OCI	1,900	2,065	2,457	- non-trading derivatives	5,524	4,501	2,120
- debt securities fair value through OCI	28,494	27,876	27,340	- designated as at fair value through profit or loss	65,436	58,219	41,808
- loans and advances fair value through OCI	752	805	838	Other liabilities	18,475	18,856	14,707
Securities at amortised cost	47,895	48,371	48,319	Debt securities in issue	89,811	93,123	91,784
Loans and advances to customers	643,677	637,000	627,508	Subordinated loans	16,571	15,473	16,715
- customer lending	649,662	642,867	632,782	**Total liabilities**	**1,007,160**	**968,023**	**896,635**
- provision for loan losses	-5,985	-5,867	-5,274				
Investments in associates and joint ventures	1,473	1,477	1,587	**Equity**			
Property and equipment	2,500	2,562	2,515	Shareholders' equity	51,292	51,628	53,919
Intangible assets	1,106	1,119	1,156	Non-controlling interests	378	413	736
Other assets	12,984	11,167	7,502	**Total equity**	**51,670**	**52,042**	**54,654**
Total assets	**1,058,830**	**1,020,064**	**951,290**	**Total liabilities and equity**	**1,058,830**	**1,020,064**	**951,290**

Balance sheet

In 3Q2022, ING's balance sheet increased by €38.8 billion to €1,058.8 billion, including €6.6 billion of positive currency impacts (mainly due to the appreciation of the US dollar against the euro). The increase was largely caused by higher financial assets at fair value through profit or loss, which were primarily trading assets (mainly related to an increase in client business and in the volatility of interest and FX rates). An increase was also recorded in cash and balances with central banks, reflecting a higher amount of deposits placed by Treasury. Customer lending rose by €6.8 billion, including €4.0 billion of positive currency impacts. Residential mortgages decreased by €1.5 billion as the €2.8 billion negative fair value adjustment of the hedged portion of the mortgage portfolio (related to higher interest rates) more than offset €1.4 billion of growth in other residential mortgages, mainly in Retail Germany and the Netherlands. Excluding residential mortgages, other customer lending increased by €8.3 billion, primarily in Wholesale Banking Lending, spread across geographies. Volumes in Trade & Commodity Finance decreased because of lower commodity prices.

On the liability side of the balance sheet, the main increases were recorded in customer deposits and financial liabilities at fair value through profit or loss (mainly higher trading liabilities, driven by more client business and increased volatility of interest and FX rates). Deposits from banks and subordinated loans also increased; the latter included the €1.0 billion Tier 2 green bond issuance on 24 August. These increases were partly offset by a lower amount of debt securities in issue due to a reduction in certificates of deposits and commercial paper. Customer deposits rose by €22.3 billion, including €1.4 billion of negative currency impacts. This growth was mainly driven by increases in Treasury (€+16.1 billion). Customer deposits for Wholesale Banking excluding Treasury grew by €3.4 billion, predominantly in current accounts and Financial Markets. Retail Banking excluding Treasury increased by €2.8 billion, mainly through growth in Germany that was only partly offset by an outflow in Retail France.

Shareholders' equity

Change in shareholders' equity		
in € million	3Q2022	9M2022
Shareholders' equity beginning of period	**51,628**	**53,919**
Net result for the period	979	2,586
(Un)realised gains/losses fair value through OCI	-241	-504
(Un)realised other revaluations	3	-6
Change in cashflow hedge reserve	-714	-2,791
Change in liability credit reserve	32	252
Defined benefit remeasurement	-149	-116
Exchange rate differences	376	1,925
Change in treasury shares	-15	-380
Change in employee stock options and share plans	9	22
Dividend	-634	-3,052
Other changes	16	-563
Total changes	**-336**	**-2,626**
Shareholders' equity end of period	**51,292**	**51,292**

ING Press Release 3Q2022

6

ING Press Release 3Q2022 7 Consolidated Balance Sheet Shareholders’ equity in 3Q2022 decreased by €336 million, with a €714 million decline in the cash fl ow hedge reserve (related to increased interest rates) and a €634 million payment for the interim dividend over 2022. These decreases were largely o ﬀ set by the third - quarter 2022 net result of € 979 million . The € 380 million share buyback programme, which started on 12 May 2022 , was completed on 14 July 2022 . Shareholders’ equity per share decreased to € 13 . 77 on 30 September 2022 from € 13 . 79 on 30 June 2022 .

Capital, Liquidity and Funding ING Group: Capital position in € million 30 Sep. 2022 30 Jun. 2022 Shareholders' equity (parent) 51,292 51,628 - Reserved pro fi ts not included in CET1 capital - 848 - 965 - Other regulatory adjustments - 515 - 1,249 Regulatory adjustments - 1,363 - 2,214 Available common equity Tier 1 capital 49,929 49,414 Additional Tier 1 securities 6,885 6,461 Regulatory adjustments additional Tier 1 58 59 Available Tier 1 capital 56,873 55,935 Supplementary capital - Tier 2 bonds 10,228 9,168 Regulatory adjustments Tier 2 - 34 - 44 Available Total capital 67,067 65,059 Risk - weighted assets 338,561 335,898 Common equity Tier 1 ratio 14.7% 14.7% Tier 1 ratio 16.8% 16.7% Total capital ratio 19.8% 19.4% Leverage Ratio 5.0% 5.1% Capital ratios The CET 1 ratio was 14 . 7 % on 30 September 2022 , stable compared with 30 June 2022 , as higher CET 1 capital was o ﬀ set by higher RWA . CET 1 capital increased mainly due to the inclusion of € 0 . 5 billion of interim pro fi ts . Note that shareholders’ equity was impacted by lower revaluation reserves on cash fl ow hedges (€ - 0 . 7 billion), but since this is reversed in 'other regulatory adjustments', it has no impact on CET 1 capital . The improvement in the Tier 1 ratio mirrors trends in the CET1 ratio and was furthermore impacted by the appreciation of the US dollar, as additional Tier 1 securities are generally issued in US dollar. The increase in the Total capital ratio includes the issuance of a Green Tier 2 instrument (€1.0 billion). The leverage ratio decreased as the higher leverage exposure was only partly o ﬀ set by higher Tier 1 Capital. Risk - weighted assets (RWA) The increase in total RWA mainly re fl ects the FX impact on credit RWA. ING Group: Composition of RWA ING Press Release 3Q2022 8 in € billion 30 Sep. 2022 30 Jun. 2022 Credit RWA 291.8 288.3 Operational RWA 32.7 30.7 Market RWA 14.0 16.9 Total RWA 338.6 335.9 The FX impact on credit RWA was € 3 . 1 billion, and was mainly driven by the appreciation of the US dollar . Excluding currency impacts, credit RWA increased by € 0 . 4 billion . The increase in operational RWA (€2.0 billion) was due to regular updates to the AMA model. The decline in market RWA (€ - 2.9 billion) was mainly caused by a decrease in the capital multiplier for trading book positions. Distribution ING has reserved €516 million of the 3Q2022 net pro fi t for distribution. The resilient net pro fi t in 3Q2022 (which is de fi ned as net pro fi t adjusted for signi fi cant items not linked to the normal course of business) was €1,032 million, and includes a positive adjustment to the reported net result of €53 million related to hyperin fl ation accounting according to IAS 29 in the consolidation of our subsidiary in Turkey. Following our distribution policy, an interim dividend over 1H2022 of €0.17 per ordinary share was paid on 15 August 2022 (representing approximately 1/3 of the 1H2022 resilient net pro fi t). ING announced today the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Groep, with a maximum total amount of €1.5 billion. Any remaining amount of the programme after 31 December 2022 will be paid out in cash to shareholders on 16 January 2023. CET1 requirement Following this announcement, €1.5 billion is deducted from our CET1 capital, resulting in a pro forma CET1 ratio of 14.3%. ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including bu ﬀ er requirements) of 10.52% (2Q2022: 10.51%). ING’s fully - loaded CET1 requirement increased to 10.96% (2Q2022: 10.94%). The increases in the countercyclical bu ﬀ ers, which were announced earlier by various macro prudential authorities, will phase in over the coming quarters.

Capital, Liquidity and Funding

TLAC and MREL requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss-Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

The intermediate MREL requirements are 27.33% of RWA and 5.97% of leverage exposure (LR). The MREL surplus based on RWA mirrors trends in the Total capital ratio and was further impacted by the issuance of a GBP senior debt instrument (€0.3 billion) and some instruments that lost MREL eligibility (maturity <1 year). The MREL surplus based on LR mirrors trends in the leverage ratio.

ING Group: MREL requirement		
in € million	30 Sep. 2022	30 Jun. 2022
MREL capacity	105,396	104,743
MREL (as a percentage of RWA)	31.1%	31.2%
MREL (as a percentage of leverage exposure)	9.2%	9.6%
MREL surplus (shortage) based on LR	**37,005**	**39,273**
MREL surplus (shortage) based on RWA	**12,880**	**12,975**

The prevailing TLAC requirements are 23.04% of RWA and 6.75% of LR. The development in TLAC ratios mirrors the trends in MREL.

ING Group: TLAC requirement		
in € million	30 Sep. 2022	30 Jun. 2022
TLAC capacity	105,331	104,091
TLAC (as a percentage of RWA)	31.1%	31.0%
TLAC (as a percentage of leverage exposure)	9.2%	9.5%
TLAC surplus (shortage) based on LR	**28,005**	**30,068**
TLAC surplus (shortage) based on RWA	**27,339**	**26,743**

Liquidity and funding

In 3Q2022, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased from 136% to 133% due to higher stressed outflow.

LCR 12-month moving average		
in € billion	30 Sep. 2022	30 Jun. 2022
Level 1	171.5	167.4
Level 2A	6.3	6.1
Level 2B	5.2	5.7
Total HQLA	**183.0**	**179.2**
Stressed Outflow	**235.6**	**225.5**
Stressed Inflow	**98.2**	**93.8**
LCR	**133%**	**136%**

In 3Q2022 the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%. The funding mix remained largely stable in 3Q2022.

ING Group: Loan-to-deposit ratio and funding mix		
in %	30 Sep. 2022	30 Jun. 2022
Loan-to-deposit ratio	0.97	0.99
Key figures		
Customer deposits (retail)	47%	48%
Customer deposits (corporate)	24%	23%
Lending / repurchase agreements	8%	8%
Interbank	9%	9%
CD/CP	3%	3%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €4.1 billion versus 2Q2022. The increase was driven by €1.0 billion Tier 2 issuance in green format, £300 million Holdco Senior and €2.0 billion covered bond issuance (of which €1.0 billion in green format by ING DiBa and €1.0 billion by ING Bank).

Long-term debt maturity ladder per currency, 30 September 2022								
in € billion	Total	'22	'23	'24	'25	'26	'27	>'27
EUR	57	0	5	1	5	5	4	36
USD	22	2	3	1	0	4	3	9
Other	9	0	1	1	1	2	0	3
Total	**88**	**2**	**9**	**3**	**6**	**11**	**8**	**48**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 2 November 2022	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 3Q2022

9

Risk Management

ING Group: Total credit outstandings[1]

	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	30 Sep. 2022	30 Jun. 2022	30 Sep. 2022	30 Jun. 2022	30 Sep. 2022	30 Jun. 2022	30 Sep. 2022	30 Jun. 2022	30 Sep. 2022	30 Jun. 2022
Residential mortgages	327,027	325,543	11,666	9,769	3.6%	3.0%	2,873	3,140	0.9%	1.0%
of which Netherlands	112,959	112,518	2,583	2,703	2.3%	2.4%	504	686	0.4%	0.6%
of which Belgium	43,041	42,690	5,982	4,295	13.9%	10.1%	1,171	1,211	2.7%	2.8%
of which Germany	90,244	88,745	1,486	1,302	1.6%	1.5%	355	348	0.4%	0.4%
of which Rest of the world	80,783	81,590	1,615	1,469	2.0%	1.8%	843	896	1.0%	1.1%
Consumer lending	26,674	26,815	2,134	1,876	8.0%	7.0%	1,051	1,120	3.9%	4.2%
Business lending	100,377	101,634	12,496	10,534	12.4%	10.4%	3,078	2,953	3.1%	2.9%
of which business lending Netherlands	36,932	37,093	4,906	4,442	13.3%	12.0%	867	731	2.3%	2.0%
of which business lending Belgium	44,694	45,750	4,719	4,273	10.6%	9.3%	1,579	1,561	3.5%	3.4%
Other retail banking	55,590	51,563	3,215	620	5.8%	1.2%	179	182	0.3%	0.4%
Retail Banking	**509,669**	**505,555**	**29,510**	**22,799**	**5.8%**	**4.5%**	**7,181**	**7,395**	**1.4%**	**1.5%**
Lending	169,704	170,116	23,672	17,924	13.9%	10.5%	3,469	3,393	2.0%	2.0%
Daily Banking & Trade Finance	70,788	75,034	4,799	2,874	6.8%	3.8%	406	449	0.6%	0.6%
Financial Markets	7,185	18,928	561	484	7.8%	2.6%			0.0%	0.0%
Treasury & Other	88,933	61,101	856	268	1.0%	0.4%	53	62	0.1%	0.1%
Wholesale Banking	**336,611**	**325,179**	**29,889**	**21,551**	**8.9%**	**6.6%**	**3,928**	**3,903**	**1.2%**	**1.2%**
Total loan book	**846,280**	**830,734**	**59,399**	**44,349**	**7.0%**	**5.3%**	**11,109**	**11,298**	**1.3%**	**1.4%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings rose in 3Q2022, owing to an increase in cash and balances with central banks. This is mainly reflected in 'Treasury & Other', which also includes a transfer of €10.7 billion from Financial Markets. Stage 2 outstandings increased, primarily driven by the implementation of a stricter PD backstop methodology, which mainly concerned investment grade exposures. Stage 3 outstandings slightly decreased.

In 3Q2022, ING Group's stock of provisions rose slightly due to higher Stage 1 and Stage 2 risk costs, driven by a deteriorated macroeconomic outlook and an overlay for second-order effects from rising inflation. The Stage 3 coverage ratio increased to 32.7% compared with 32.2% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	30 Sep. 2022	30 Jun. 2022	Change
Stage 1 - 12-month ECL	533	497	36
Stage 2 - Lifetime ECL not credit impaired	1,924	1,885	40
Stage 3 - Lifetime ECL credit impaired	3,638	3,635	3
Purchased credit impaired	9	5	4
Total	**6,105**	**6,022**	**83**

[1] At the end of September 2022, the stock of provisions included provisions for loans and advances to customers (€5,985 million), provisions for loans and advances to central banks (€9 million), loans and advances to banks (€32 million), financial assets at FVOCI (€28 million), securities at amortised cost (€16 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€34 million).

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €13 million from €12 million in 2Q2022.

ING Group: Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	3	22	4	4
Equities	2	7	4	4
Interest rate	8	13	11	9
Credit spread	3	6	4	3
Diversification			-10	-10
Total VaR[1]	**10**	**17**	**13**	**11**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

ING Press Release 3Q2022

10

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account	Retail Benelux			Netherlands			Belgium		
In € million	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022
Profit or loss									
Net interest income	1,190	1,273	1,136	745	817	721	445	456	415
Net fee and commission income	353	338	357	235	197	224	118	141	133
Investment income	2	5	15	2	5	16	0	0	0
Other income	-169	91	139	59	45	95	-227	46	44
Total income	**1,376**	**1,706**	**1,647**	**1,041**	**1,064**	**1,056**	**335**	**642**	**591**
Expenses excl. regulatory costs	896	987	887	531	642	432	365	345	455
Regulatory costs	27	38	30	28	38	34	-1	0	-4
Operating expenses	**923**	**1,025**	**917**	**559**	**680**	**466**	**364**	**345**	**450**
Gross result	**453**	**682**	**730**	**482**	**384**	**590**	**-29**	**297**	**140**
Addition to loan loss provisions	138	-76	39	45	-60	11	93	-16	28
Result before tax	**316**	**758**	**691**	**437**	**444**	**579**	**-122**	**313**	**113**
Profitability and efficiency									
Net core lending growth (in € billion)	-0.5	0.1	3.3	0.6	0.1	1.4	-1.1	-0.1	1.9
Net core deposits growth (in € billion)	0.3	0.6	7.3	0.6	1.7	6.5	-0.4	-1.1	0.8
Cost/income ratio	67.1%	60.1%	55.7%	53.7%	63.9%	44.1%	108.6%	53.7%	76.2%
Risk costs in bps of average customer lending	22	-12	6	12	-16	3	41	-7	12
Return on equity based on 12.5% CET1[1]	8.4%	22.0%	18.2%	20.5%	24.1%	26.6%	-8.6%	19.7%	6.8%
Risk-weighted assets (end of period, in € billion)	86.8	84.4	83.3	51.6	44.1	48.2	35.2	40.3	35.1

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was supported by higher liability margins and volumes, partly offset by lower interest income from mortgages and Treasury. The decline in interest income from mortgages was mainly visible year-on-year, reflecting the lengthening of the duration of the book and lower prepayment penalties. The TLTRO III benefit was €51 million in this quarter compared with €10 million in 2Q2022 and €13 million in 3Q2021.

Fee income rose strongly compared with 3Q2021, supported by a higher number of transactions, increases in payment package fees, and new service fees for business banking. Sequentially, fee income also increased, partly reflecting seasonally higher travel-related fees. Other income declined versus 2Q2022 due to lower Treasury-related income.

Net core lending grew by €0.6 billion in 3Q2022, reflecting €0.8 billion of higher mortgage volumes and a €0.2 billion decline in business lending. Net core deposits growth was €0.6 billion, mainly fuelled by higher current account balances.

Operating expenses included €75 million of incidental costs, reflecting a provision for adding the interest-on-interest effect to the compensation for customers on certain Dutch consumer credit products. In 3Q2021, incidental cost items had amounted to €189 million. Expenses excluding regulatory costs and the aforementioned incidental items were almost stable year-on-year. The increase compared with the previous quarter was due to higher staff and IT-related costs.

Risk costs were €45 million and increased on both comparable quarters, mainly reflecting increases in Stage 3 provisions for a small number of business lending clients.

Retail Belgium (including Luxembourg)

Net interest income was affected year-on-year by lending margin compression due to higher funding costs, which was only partly compensated by higher margins on liabilities. Compared with 2Q2022, interest income increased, as improved liability margins and higher Treasury-related results more than offset lower interest income from lending. The TLTRO III benefit was €14 million in this quarter compared with €10 million in 2Q2022 and €17 million in 3Q2021.

Fee income decreased on both comparable quarters. This was almost entirely due to lower fees on investment products, reflecting low stock markets and subdued trading activity.

Other income included an impact of €-247 million (with another €-41 million in Wholesale Banking) to unwind a macro fair value hedge. The mirroring positive impact will be recognised over the coming years. The third quarter of 2021 had included a €25 million capital gain on the sale of an associate.

Net core lending decreased by €1.1 billion compared with 2Q2022, as a €0.3 billion growth in mortgages was more than offset by a €1.4 billion decline in business lending. Net core deposits growth was €-0.4 billion and mainly reflected lower current account balances.

Operating expenses rose year-on-year, reflecting higher staff-related costs (driven by indexation) and higher marketing costs. Sequentially, expenses sharply decreased because 2Q2022 had included €97 million of incidental cost items.

Risk costs were €93 million, caused by management overlays for mortgages and an increase in Stage 3 provisions for a small number of business lending clients.

ING Press Release 3Q2022

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account									
	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022
Profit or loss									
Net interest income	869	1,039	1,104	437	365	351	433	675	754
Net fee and commission income	230	247	253	99	115	113	131	133	140
Investment income	110	67	6	-1	-32	1	111	98	5
Other income	192	92	101	-19	15	37	210	77	64
Total income	**1,401**	**1,446**	**1,465**	**516**	**463**	**502**	**885**	**983**	**963**
Expenses excl. regulatory costs	799	747	798	256	254	265	543	493	533
Regulatory costs	58	75	169	-4	20	27	62	55	142
Operating expenses	**857**	**822**	**967**	**253**	**274**	**291**	**605**	**548**	**675**
Gross result	**543**	**624**	**498**	**263**	**189**	**210**	**280**	**435**	**288**
Addition to loan loss provisions	136	96	74	43	23	13	94	72	61
Result before tax	**407**	**528**	**423**	**220**	**166**	**197**	**187**	**363**	**227**
Profitability and efficiency									
Net core lending growth (in € billion)	1.4	4.7	3.8	1.7	2.2	2.0	-0.3	2.5	1.8
Net core deposits growth (in € billion)	6.6	-2.5	1.4	4.4	-4.3	0.5	2.2	1.8	0.9
Cost/income ratio	61.2%	56.8%	66.0%	49.0%	59.2%	58.1%	68.3%	55.7%	70.1%
Risk costs in bps of average customer lending	26	19	14	17	10	5	34	28	22
Return on equity based on 12.5% CET1[1]	13.1%	17.2%	13.1%	19.6%	11.9%	17.2%	9.2%	20.6%	10.6%
Risk-weighted assets (end of period, in € billion)	77.5	78.1	77.3	29.7	30.4	29.2	47.8	47.7	48.1

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria in 2021)

Net interest income rose strongly on the back of increased margins on liabilities and higher interest income from Treasury, partly offset by tightening lending margins. Fee income was affected by market uncertainty, which was reflected in a lower number of brokerage trades in investment products and reduced fees from mortgages due to lower brokerage volumes. Year-on-year, this was partly compensated by higher daily banking fees. In 3Q2021, investment income had included a €34 million loss related to the transfer of our retail operations in Austria to bank99. Other income reflects lower Treasury-related revenues.

Net core lending growth in 3Q2022 was €1.7 billion, of which €1.5 billion was in mortgages. Net core deposits grew by €4.4 billion.

Operating expenses decreased year-on-year on the back of lower regulatory expenses, reflecting an adjustment of the deposit guarantee contributions in 3Q2022. Expenses excluding regulatory costs increased slightly, as higher staff costs and investments in operational process improvements and business growth were partially compensated by savings from the discontinuation of the Austrian retail banking activities. Sequentially, operating expenses declined, primarily due to lower regulatory expenses.

Risk costs were €43 million in 3Q2022, including an increase in management overlays for risks from secondary impacts of the deteriorated macroeconomic outlook.

Retail Other Challengers & Growth Markets

Net interest income in 3Q2022 included €-343 million for the aforementioned Polish moratorium. Excluding this impact, net interest income increased on both comparable quarters, supported by higher margins on liabilities, notably in Australia and Spain after increases in central bank interest rates. This more than compensated for negative currency impacts and tighter lending margins.

Fee income was relatively stable year-on-year, as higher fees from daily banking and insurance products were offset by lower fee income from investment products, reflecting low stock markets and subdued trading activity. Investment income in both 3Q2022 and 3Q2021 included the annual dividend from our stake in the Bank of Beijing (€111 million and €97 million, respectively). Other income in 3Q2022 included €100 million income from the transfer of our investment business in France. Furthermore, 3Q2022 included €38 million of proceeds from the sale of a non-performing loan portfolio in Spain and a €15 million impairment on our equity stake in TTB.

Net core lending decreased by €0.3 billion in 3Q2022, mainly due to lower mortgage production in Australia. Net core deposits growth was €2.2 billion, driven by net inflows in Australia and Poland.

Expenses excluding regulatory costs in 3Q2022 included €21 million for a litigation provision in Spain, while 2Q2022 included €18 million of restructuring provisions. Excluding these incidental items, expenses rose versus both comparable quarters due to inflationary pressure across all markets as well as investments in operational process improvements in Australia. Regulatory costs increased year-on-year, mainly in Poland, while 2Q2022 included a €92 million contribution to the Institutional Protection Scheme in Poland.

Risk costs were €94 million, primarily attributable to net additions in Poland and Spain, which were mainly due to management overlays to reflect the risks from secondary impacts of the deteriorated macroeconomic outlook.

ING Press Release 3Q2022 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
In € million	3Q2022	3Q2021	2Q2022
Profit or loss			
Net interest income	1,124	1,042	1,078
Net fee and commission income	295	295	280
Investment income	-1	3	7
Other income	138	124	367
Total income	**1,556**	**1,463**	**1,732**
of which:			
Lending	819	805	793
Daily Banking & Trade Finance	437	316	402
Financial Markets	282	265	443
Treasury & Other	19	77	94
Total income	**1,556**	**1,463**	**1,732**
Expenses excl. regulatory costs	708	700	694
Regulatory costs	10	7	15
Operating expenses	**718**	**707**	**708**
Gross result	**838**	**756**	**1,024**
Addition to loan loss provisions	128	19	88
Result before tax	**710**	**737**	**935**
Profitability and efficiency			
Net core lending growth (in € billion)	3.8	-1.6	3.0
Net core deposits growth (in € billion)	3.6	1.4	-0.6
Cost/income ratio	46.1%	48.3%	40.9%
Income over average risk-weighted assets (in bps)[1]	374	409	419
Risk costs in bps of average customer lending	27	4	19
Return on equity based on 12.5% CET1[2]	10.1%	12.1%	14.2%
Risk-weighted assets (end of period, in € billion)	166.3	145.0	166.7

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income rose both year-on-year and sequentially, mainly driven by increased income in Payments and Cash Management (PCM), which benefited from higher interest rates. Interest income was also supported by positive FX impacts and a €25 million TLTRO III benefit, compared with a €39 million TLTRO III benefit in 3Q2021 and €36 million in 2Q2022.

Net fee and commission income remained stable year-on-year, as higher fees in Lending and Daily Banking & Trade Finance compensated for a lower deal flow in both Global Capital Markets and Corporate Finance. Sequentially, commission income increased, mainly due to higher fees in Lending and Financial Markets.

Other income increased year-on-year, driven primarily by higher trading income in Financial Markets and positive fair value adjustments in Lending and in Corporate Investments. These impacts were partly offset by negative valuation adjustments in Financial Markets. Furthermore, Treasury & Other included €-41 million of the hedge accounting impact in Belgium. Sequentially, other income declined, mainly due to lower Financial Markets results, as both trading income and positive valuation adjustments were exceptionally high in the previous quarter. In addition, Treasury & Other contained the aforementioned hedge accounting impact, while Lending included a positive FX revaluation result in the prior quarter.

Net core lending grew by €3.8 billion in 3Q2022, including a €5.7 billion increase in Lending. This was partly offset by lower net core lending in Daily Banking & Trade Finance, predominantly in Trade & Commodity Finance, reflecting the negative impact of the geopolitical climate and lower commodity prices. Net customer deposits showed an inflow of €3.6 billion, primarily in Bank Mendes Gans and Financial Markets.

Expenses had included incidental items in the prior quarters: €58 million for an impairment and legal provisions in 3Q2021 and €20 million of legal provisions in 2Q2022. Excluding these exceptional items, as well as the impact of the weakening of the euro, expenses increased 6.5% compared with 3Q2021 and rose 3.8% compared with 2Q2022. This was mainly attributable to higher staff costs, due to CLA increases and indexation as well as limited front office FTE growth.

Net additions to loan loss provisions amounted to €128 million, which is equivalent to 27 basis points of average customer lending. Risk costs in 3Q2022 were predominantly due to additions in Stage 3, including the impact of the reassessment of existing files in light of the more negative macroeconomic outlook. This increase was partly compensated by net releases in Stage 2, which were mainly driven by a decrease of our Russia-related exposure.

ING Press Release 3Q2022 13

Segment Reporting: Wholesale Banking

Lending income increased both year-on-year and sequentially, primarily attributable to higher net interest income (when excluding TLTRO III) following higher volumes and positive FX impacts. In 3Q2022, the TLTRO III benefit for Wholesale Banking was recorded in Treasury & Other, while in both comparable quarters a large part of this benefit had been allocated to Lending: €24 million in 3Q2021 and €21 million in 2Q2022. Other income was supported by a €20 million fair value adjustment, while 2Q2022 included a positive FX revaluation result. Sequentially, total income was also bolstered by higher fee income.

Daily Banking & Trade Finance income increased strongly both year-on-year and sequentially, predominantly driven by higher PCM income that benefited from increased interest rates and higher average deposit levels. Compared with one year ago, 3Q2022 included higher income in Bank Mendes Gans, partly as a result of higher customer balances. Interest income in both comparable quarters included a TLTRO III benefit, whereas no benefit was recorded in 3Q2022.

Income for Financial Markets increased year-on-year, supported by higher trading results. This was especially visible in the forex, rates and commodities business, which benefited from market volatility. This increase was partly offset by negative valuation adjustments and lower commission income from Global Capital Markets due to lower deal flow. Sequentially, income decreased as 2Q2022 included significant positive valuation adjustments. The TLTRO III benefit, which is now booked in Treasury, was €12 million in 3Q2021 and €7 million in 2Q2022.

The quarterly income of Treasury & Other declined both year on-year and sequentially, mainly as a result of lower income in Treasury. The positive impact of the market volatility, interest rates hikes and a €25 million TLTRO III benefit was more than offset by negative revaluations, hedge ineffectiveness and the €-41 million hedge accounting impact in Belgium.

ING Press Release 3Q2022

14

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account	Total Corporate Line			Corporate Line excl. IAS 29 impact			IAS 29 impact[1]		
In € million	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022	3Q2022	3Q2021	2Q2022
Profit or loss									
Net interest income	149	34	147	138	34	133	11		15
Net fee and commission income	-1	1	-2	-2	1	-4	1		1
Investment income	0	0	2	0	0	2	0		0
Other income	-68	-3	-309	-26	-3	-62	-43		-247
Total income	**79**	**32**	**-162**	**110**	**32**	**69**	**-31**		**-231**
Expenses excl. regulatory costs	130	131	146	119	131	103	10		43
Regulatory costs	1	0	0	1	0	0	0		0
Operating expenses	**130**	**131**	**146**	**120**	**131**	**103**	**10**		**43**
Gross result	**-51**	**-99**	**-308**	**-10**	**-99**	**-34**	**-41**		**-274**
Addition to loan loss provisions	1	0	0	0	0	0	1		0
Result before tax	**-52**	**-99**	**-308**	**-10**	**-99**	**-34**	**-42**		**-274**
of which:									
Income on capital surplus	-11	5	2	-11	5	2	0		0
Foreign currency ratio hedging	189	72	127	189	72	127	0		0
Other Group Treasury	-55	-67	-72	-55	-67	-72	0		0
Group Treasury	123	10	56	123	10	56	0		0
Other Corporate Line	-175	-109	-364	-134	-109	-90	-42		-274
Result before tax	**-52**	**-99**	**-308**	**-10**	**-99**	**-34**	**-42**		**-274**
Taxation							11		2
Net result							**-53**		**-277**

[1] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Turkey since 2Q2022 with retrospective application from 1 January 2022. ING Group N.V., as a non-hyperinflationary parent presenting its consolidated financial statements in euro, did not restate comparative periods. 2Q2022 includes the impact of the impairment of the inflated goodwill allocated to Turkey (€-32 million), recorded in operating expenses.

Total income in 3Q2022 included a €-31 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Turkey. In the previous quarter, this IAS 29 impact amounted to €-231 million. Excluding the IAS 29 impact, income increased on both comparable quarters, primarily driven by higher results from foreign currency ratio hedging (mainly on the US dollar and Polish zloty).

Operating expenses in 3Q2022 were stable year-on-year but decreased compared with 2Q2022. The latter decline was mainly due to the impairment of the goodwill allocated to Turkey that had been recorded in 2Q2022. Excluding this impairment, operating expenses increased sequentially due to higher shareholder, one-off restructuring and insurance expenses in 3Q2022.

ING Press Release 3Q2022

15

Share information	3Q2022	2Q2022	1Q2022	4Q2021	3Q2021
Shares (in millions, end of period)					
Total number of shares	3,767.3	3,907.0	3,906.9	3,904.1	3,904.1
- Treasury shares	41.7	163.9	140.6	128.3	0.4
- Shares outstanding	3,725.6	3,743.0	3,766.4	3,775.8	3,903.6
Average number of shares	3,728.5	3,760.3	3,770.4	3,846.7	3,903.5
Share price (in euros)					
End of period	8.86	9.43	9.51	12.24	12.57
High	9.94	10.52	13.91	13.39	12.66
Low	8.50	8.70	8.47	11.24	10.08
Net result per share (in euros)	0.26	0.31	0.11	0.25	0.35
Shareholders' equity per share (end of period in euros)	13.77	13.79	14.20	14.28	14.20
Distribution per share (in euros)	-	0.17	-	0.41	
Price/earnings ratio[1]	9.5	9.2	8.8	10.0	10.8
Price/book ratio	0.64	0.68	0.67	0.86	0.88

[1] Four-quarter rolling average.

Financial calendar	
Ex-date for additional cash dividend (Euronext Amsterdam)[1]	Monday, 9 January 2023
Record date for additional cash dividend (Euronext Amsterdam) [1]	Tuesday, 10 January 2023
Payment date for additional cash dividend (Euronext Amsterdam) [1]	Monday, 16 January 2023
Record date for additional cash dividend (NYSE) [1]	Tuesday, 17 January 2023
Payment date for additional cash dividend (NYSE) [1]	Monday, 23 January 2023
Publication results 4Q2022	Thursday, 2 February 2023
Publication 2022 ING Group Annual Report	Thursday, 9 March 2023
2023 Annual General Meeting	Monday, 24 April 2023
Ex-date for final dividend 2022 (Euronext Amsterdam)[1]	Wednesday, 26 April 2023
Record date for final dividend 2022 entitlement (Euronext Amsterdam)[1]	Thursday, 27 April 2023
Record date for final dividend 2022 entitlement (NYSE)[1]	Thursday, 27 April 2023
Payment date for final dividend 2022 (Euronext Amsterdam)[1]	Friday, 5 May 2023
Publication results 1Q2023	Thursday, 11 May 2023
Payment date for final dividend 2022 (NYSE)[1]	Friday, 12 May 2023
Publication results 2Q2023	Thursday, 3 August 2023
Ex-date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday, 7 August 2023
Record date for interim dividend in 2023 entitlement (Euronext Amsterdam)[1]	Tuesday, 8 August 2023
Record date for interim dividend in 2023 entitlement (NYSE)[1]	Monday, 14 August 2023
Payment date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday, 14 August 2023
Payment date for interim dividend in 2023 (NYSE)[1]	Monday, 21 August 2023
Publication results 3Q2023	Thursday, 2 November 2023

[1] Only if any dividend is paid — All dates are provisional

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 58,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING's management of ESG material risk to be 'strong', and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Further information

All publications related to ING's 3Q2022 results can be found at www.ing.com/3q2022, including a video with CEO Steven van Rijswijk. The 'ING ON AIR' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group Historical Trend Data
- ING Group Results presentation
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr.

ING Press Release 3Q2022 16

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2021 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING Press Release 3Q2022 17